Exhibit 99.1

Gazit-Globe Ltd. 1 HaShalom Rd. Tel Aviv, Israel 67892 +972 3 694 8000	For additional information: Gil Kotler, Senior Executive VP and CFO

FOR IMMEDIATE RELEASE:

Gazit-Globe Reports Second Quarter 2015 Financial Results

TEL-AVIV, ISRAEL; August 19, 2015 – Gazit-Globe (NYSE; TSX; TASE: GZT), one of the world’s leading multi-national real estate companies focused on the management, acquisition, development and redevelopment of supermarket-anchored shopping centers in major urban markets, announced today its financial results for the second quarter ended June 30, 2015.

References to the “Group” relate to Gazit-Globe’s consolidated statements. References to the “Company” relate to Gazit-Globe’s stand-alone financial statements. Unless otherwise stated, financial information included in this press release relates to the “Group”.

Highlights:

•	NOI for the quarter increased by 25% to NIS 1,043 million (US$ 277 million) compared to NIS 832 million (US$ 221 million in the same quarter last year. The increase results from the consolidation of Atrium’s financial reports.

•	FFO for the quarter totaled NIS 162 million (US$ 43 million), or NIS 0.91 per share (US$ 0.24), compared to NIS 163 million (US$ 43 million), or NIS 0.92 per share (US$ 0.24), in same quarter last year. The number of shares grew by 1% between the periods.

•	Investments during the quarter totaled NIS 848 million (US$ 225 million).

•	Same Property NOI for the first 6 months, excluding the effect of changes in exchange rates, decreased by 0.1%, compared to same period last year. The occupancy rate as of June 30, 2015 remained high at a level of 95.4% the same as of June 30, 2014.

•	Shareholders’ equity as of June 30, 2015 totaled NIS 7,454 million (US$ 1,978 million), or NIS 41.8 per share (US$ 11.1 per share), compared to NIS 7,687 million (US$ 2,040 million), or NIS 43.7 per share (US$ 11.6 per share), as of June 30, 2014. As a result of changes in exchange rates against the NIS, shareholders’ equity decreased by NIS 855 million (US$ 85 million) during the first 6 months.

•	EPRA NAV per share as of June 30, 2015 was NIS 56.9 (US$ 15.1) compared to NIS 56.6 per share (US$ 15.0) as of June 30, 2014.

•	As of June 30, 2015, the Group had liquid assets and unutilized revolving credit facilities in the amount of NIS 10.6 billion (US$ 2.81 billion) of which NIS 2.9 billion (US$ 0.77 billion) is at the Company level.

•	As of June 30, 2015, net debt to total assets (LTV) was 50.5%, compared to 53.4% as of June 30, 2014.

•	The Company declared a quarterly cash dividend of NIS 0.46 per share payable on October 14, 2015 to shareholders of record as of September 30, 2015, which represents an annualized dividend per share of NIS 1.84.

•	After the quarter ended, Gazit-Globe’s subsidiary, Citycon (42.8%), completed the purchase of all of the shares of Norway’s second largest commercial real estate company, Sektor Gruppen, for consideration amounting to approximately EUR 1.47 billion. The consideration was paid in cash (approximately EUR 541 million) and through the assumption of debt.

Roni Soffer, President of Gazit-Globe: “We are pleased to conclude another good quarter in which we continued to grow our business despite global economic challenges. Once again, we believe that the advantage of having a geographically-diverse, urban, quality portfolio in countries with high, investment-grade credit ratings was demonstrated. Subsequent to quarter end, Citycon completed the acquisition of Sektor and became the largest public commercial real estate company in the Nordic region and the third largest in Europe, further positioning the group for continued long-term growth.”

Soffer added: “I have had the great privilege of being part of Gazit-Globe over the past 19 years and I am thankful for that. I wish Rachel Lavine success in her new role and I am confident that under her leadership, Gazit-Globe will continue to grow and attain more of its goals.”

Exchange rate as of June 30, 2015 of 1 USD = 3.769 NIS

Financial Highlights for the three months ended June 30, 2015:

•	Rental income increased by 23% to NIS 1,514 million compared to NIS 1,226 million in the same quarter last year. The increase results from the consolidation of Atrium’s financial reports.

•	NOI for the quarter increased by 25% to NIS 1,043 million compared to NIS 832 million in the same quarter last year. The increase results from the consolidation of Atrium’s financial reports.

•	FFO for the quarter totaled NIS 162 million, or NIS 0.91 per share, compared to NIS 163 million, or NIS 0.92 per share, in same quarter last year. The number of shares grew by 1% between the periods.

•	Net income attributable to the Company’s shareholders totaled NIS 130 million, or NIS 0.70 per share, compared to net income of NIS 146 million, or NIS 0.80 per share, in the same quarter last year.

•	Occupancy rate as of June 30, 2015 remained high at a level of 95.4% the same as of June 30, 2014. Occupancy rate as of June 30, 2015 was 94.7% in Canada, 95.4% in the US, 96.0% in North Europe and 96.8% in Central and Eastern Europe.

•	The fair value gain from investment property and investment property under development was NIS 373 million compared to NIS 241 million in the same quarter last year.

•	Shareholders’ equity as of June 30, 2015 totaled NIS 7,454 million, or NIS 41.8 per share, compared to NIS 7,687 million, or NIS 43.7 per share, as of June 30, 2014. As a result of changes in exchange rates against the NIS, shareholders’ equity decreased by NIS 322 million during the quarter.

•	Cash flow from operating activities totaled NIS 322 million, compared to NIS 270 million in the second quarter 2014

Financial highlights for the first half 2015:

•	Rental income increased by 24% to NIS 3,041 million compared to NIS 2,453 million in the same period of 2014. The increase results from the consolidation of Atrium’s financial reports.

•	NOI increased by 26% to NIS 2,071 million compared to NIS 1,649 million in the same period of 2014. The increase results from the consolidation of Atrium’s financial reports.

•	Same Property NOI for the first 6 months, excluding the effect of changes in exchange rates, decreased by 0.1%, compared to same period last year as a result of an increase of 6.5% in the same-property NOI from Canada, a 3.3% increase in same-property NOI from the US, a 1.6% increase in same-property NOI from Northern Europe and a 11.9% decrease in same-property NOI from Central and Eastern Europe.

•	FFO for the period totaled NIS 323 million, or NIS 1.81 per share, compared to NIS 313 million, or NIS 1.78 per share, in the same period of 2014. The number of shares grew by 1% between the periods.

•	Net income attributable to the Company’s shareholders totaled NIS 506 million, or NIS 2.81 per share, compared to NIS 303 million, or NIS 1.70 per share, in the same period of 2014.

•	Cash flow from operating activities totaled NIS 497 million, compared to NIS 457 million in the same period of 2014

Acquisition, Development, Redevelopment and Capital Recycling Activities:

•	During the first half of 2015, the Group invested NIS 1,709 million, including 5 income-producing property totaling 72 thousand square meters for a total amount of NIS 924 million as well as NIS 785 million in development and redevelopment projects. Also, Atrium completed the acquisition of a 75% interest in the Arkády Pankrác shopping center in Prague for a total consideration of Euro 162 million.

•	During the second quarter of 2015 Gazit Brasil, a wholly-owned subsidiary, has acquired Shopping Light, an iconic property in the heart of downtown Sao Paulo, for R$150 million.

•	Subsequent to the quarter end, ProMed completed the sale of Medical Office Buildings for a total consideration of approximately $ 116 million. ProMed also entered into an agreement for the sale of an additional Medical Office Building for approximately $ 48 million. With the completion of this transaction, there were no other assets owned by ProMed.

•	As of June 30, 2015, the Group had 9 properties under development with a gross leasable area of 199 thousand square meters and a total investment of NIS 1.8 billion, and 22 properties under redevelopment with a gross leasable area of 364 thousand square meters and a total investment of NIS 3.8 billion. The additional cost to complete the properties under development and redevelopment totals NIS 2.5 billion.

Financing Activities:

•	During the first half of 2015, the Group raised NIS 0.8 billion in equity. In addition, the Group raised approximately NIS 2.4 billion through debenture offerings.

•	The average nominal annual cost of debt during the first half 2015 was 4.2%, compared to 4.6% in the first half of 2014.

•	The Company declared a quarterly cash dividend of NIS 0.46 per share payable on October 14, 2015 to shareholders of record as of September 30, 2015, which represents an annualized dividend per share of NIS 1.84.

ACCOUNTING AND OTHER DISCLOSURES

The Company believes that publication of FFO, which is computed according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared in line with IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies.

In addition, pursuant to the investment property guideline issued by the Israel Securities Authority in January 2011, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies on the basis of the EPRA criteria.

As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

CONFERENCE CALL/WEB CAST INFORMATION

Gazit-Globe will host a conference call and webcast in English on Wednesday, August 19, 2015 at 5:00 pm Israel Time / 4:00 pm Central European Time / 10:00 am Eastern Time, to review the second quarter 2015 financial results. Shareholders, analysts and other interested parties can access the conference call by dialing 1877 280 2342 (U.S./Canada) or 0800 279 4992 (U.K.) or +44 (0) 20 3427 1905 (International) or 1809 212 925 (Israel), or on the Company’s website www.gazit-globe.com. (Conference ID 2616697)

For those unable to participate during the call, a replay will be available for future review on Gazit-Globe’s website under Investor Relations.

About Gazit-Globe

Gazit-Globe is one of the largest owners, developers and operators of predominantly supermarket-anchored shopping centers in major urban markets around the world. Gazit-Globe is listed on the New York Stock Exchange (NYSE: GZT), the Toronto Stock Exchange (TSX: GZT) and the Tel Aviv Stock Exchange (TASE: GZT) and is included in the TA-25 and Real-Estate 15 indices in Israel. As of June 30, 2015 Gazit-Globe owns and operates 453 properties in more than 20 countries, with a gross leasable area of approximately 6.3 million square meters and a total value of approximately US$ 20 billion.

FOR ADDITIONAL INFORMATION

A comprehensive copy of the Company’s annual report is available on Gazit-Globe website at www.gazit-globe.com

Investors Contact: IR@gazitgroup.com, Media Contact: press@gazitgroup.com

Gazit-Globe Headquarters, Tel-Aviv, Israel, Tel: +972 3 6948000

FORWARD LOOKING STATEMENTS

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Below please find excerpts from our Q2 2015 financial report. For our full Q2 2015 report in English, please go to http://www.gazitglobe.com/financial-reports.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,		December 31,
	2015	2014	2014
	Unaudited		Audited
	NIS in millions
ASSETS

CURRENT ASSETS

Cash and cash equivalents	1,989	1,895	650
Short-term deposits and loans	301	515	368
Marketable securities	41	112	299
Financial derivatives	136	41	90
Trade receivables	560	566	536
Other accounts receivable	572	315	303
Inventory of buildings and apartments for sale	542	725	588
Income taxes receivable	33	10	14

	4,174	4,179	2,848

Assets classified as held for sale	929	2,360	1,046

	5,103	6,539	3,894

NON-CURRENT ASSETS

Equity-accounted investees	2,686	5,807	6,213
Other investments, loans and receivables	632	423	564
Available-for-sale financial assets	528	635	383
Financial derivatives	674	784	288
Investment property	65,007	51,105	56,646
Investment property under development	3,078	2,642	1,642
Non-current inventory	2	4	2
Fixed assets, net	195	160	171
Intangible assets, net	99	99	103
Deferred taxes	89	109	78

	72,990	61,768	66,090

	78,093	68,307	69,984

	June 30,		December 31,
	2015	2014	2014
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Credit from banks and others	730	575	553
Current maturities of non-current liabilities	2,102	3,259	2,711
Financial derivatives	249	37	59
Trade payables	788	867	900
Other accounts payable	1,489	1,425	1,262
Advances from customers and buyers of apartments	287	298	304
Income taxes payable	84	63	74

	5,729	6,524	5,863
Liabilities attributed to assets held for sale	275	309	110

	6,004	6,833	5,973

NON-CURRENT LIABILITIES

Debentures	27,955	22,838	24,433
Convertible debentures	1,005	1,210	1,254
Interest-bearing loans from financial institutions and others	9,516	10,692	8,552
Financial derivatives	84	125	94
Other liabilities	429	181	190
Deferred taxes	4,209	3,379	3,618

	43,198	38,425	38,141

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Share capital	232	229	232
Share premium	4,413	4,297	4,411
Retained earnings	5,257	5,305	4,915
Foreign currency translation reserve	(2,574)	(2,164)	(1,641)
Other reserves	147	41	127

Loans to purchase shares	—	(*—	(*—

Treasury shares	(21)	(21)	(21)

	7,454	7,687	8,023
Non-controlling interests	21,437	15,362	17,847

Total equity	28,891	23,049	25,870

	78,093	68,307	69,984

*)	Represents an amount of less than NIS 1 million.

CONSOLIDATED STATEMENTS OF INCOME

	Six months ended June 30,		Three months ended June 30,		Year ended December 31, 2014
	2015	2014	2015	2014
	Unaudited				Audited
	NIS in millions (except for per share data)
Rental income	3,041	2,453	1,514	1,226	4,913
Property operating expenses	970	804	471	394	1,584

Net operating rental income	2,071	1,649	1,043	832	3,329

Revenues from sale of buildings, land and construction work performed	662	603	313	272	1,357
Cost of buildings sold, land and construction work performed	694	851	339	413	1,660

Gross loss from sale of buildings, land and construction work performed	(32)	(248)	(26)	(141)	(303)

Total gross profit	2,039	1,401	1,017	691	3,026
Fair value gain from investment property and investment property under development, net	480	266	373	241	1,053
General and administrative expenses	(378)	(296)	(191)	(149)	(619)
Other income	7	5	3	1	55
Other expenses	(504)	(21)	(2)	(16)	(81)
Company’s share in earnings of equity - accounted investees, net	83	112	48	34	12

Operating income	1,727	1,467	1,248	802	3,446
Finance expenses	(887)	(945)	(575)	(566)	(2,115)
Finance income	707	277	89	157	157

Income before taxes on income	1,547	799	762	393	1,488
Taxes on income	123	186	65	94	405

Net income	1,424	613	697	299	1,083

Attributable to:
Equity holders of the Company	506	303	130	146	73
Non-controlling interests	918	310	567	153	1,010

	1,424	613	697	299	1,083

Net earnings per share attributable to equity holders of the Company:
Basic net earnings	2.84	1.72	0.73	0.83	0.41

Diluted net earnings	2.81	1.70	0.70	0.80	0.39

FFO (EPRA Earnings)

The table below presents the calculation of the Company’s FFO, calculated according to the recommendations EPRA and the guidelines of the Israel Securities Authority, and its FFO per share for the stated periods:

					For the year
	For the 6 months ended June 30,		For the 3 months ended June 30,		ended December 31
	2015	2014	2015	2014	2014
	NIS in millions (other than per share data)
Net income attributable to equity holders of the Company for the period	506	303	130	146	73

Adjustments:
Fair value gain from investment property and investment property under development, net	(480)	(266)	(373)	(241)	(1,053)
Capital loss on sale of investment property	5	19	—	16	65
Changes in the fair value of financial instruments, including derivatives, measured at fair value through profit or loss	(629)	(218)	(54)	(120)	156
Adjustments with respect to equity-accounted investees	(6)	50	(15)	30	324
Loss from decrease and disposal of holding interest in investees	1,531	1	—	—	1
Deferred taxes and current taxes with respect to disposal of properties	92	198	51	97	399
Gain from bargain purchase	(1,065)	—	—	—	(47)
Acquisition costs recognized in profit or loss	3	3	2	2	6
Loss from early redemption of interest-bearing liabilities and financial derivatives	29	65	30	68	154
Non-controlling interests’ share in above adjustments	290	25	248	26	267

Nominal FFO	276	180	19	24	345

Additional adjustments:

CPI linkage differences	(45)	(15)	97	41	(5)
Depreciation and amortization	10	7	5	4	13
Adjustments with respect to equity-accounted investees	(3)	(3)	(3)	13	(3)
Other adjustments(1)	85	144	44	81	248

FFO according to the management approach	323	313	162	163	598

FFO according to the management approach per share (in NIS)	1.81	1.78	0.91	0.93	3.39

Diluted FFO according to the management approach per share (in NIS)	1.81	1.78	0.91	0.92	3.39

Number of shares used in the basic FFO per share calculation (in thousands)(2)	178,420	175,875	178,425	175,939	176,459

Number of shares used in the diluted FFO per share calculation (in thousands)(2)	178,525	175,983	178,525	176,047	176,546

1	Income and expenses adjusted against the net income for the purpose of calculating FFO, which include the adjustment of expenses and income from extraordinary legal proceedings not related to the reporting periods, non-recurring expenses arising from the termination of engagements with senior Group officers, as well as income and expenses from operations not related to income-producing property (including the results of Dori Group), and internal costs (mainly salary) incurred in the leasing of properties.
2	Weighted average for the period.